

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

November 15, 2016

Via E-mail
Emiliya Galfinger
President, Treasurer and Secretary
Galem Group Inc.
3773 Howard Hughes Parkway, Ste. 500S
Las Vegas, NV 89169-6014

> **Re: Galem Group Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 26, 2016**
> **File No. 333-213608**

Dear Ms. Galfinger:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2016 letter.

Description of Business, page 18

1. We note your disclosure on page 4 regarding your agreement with Pecolo Freo Travel LLC. In this section, please describe the services you have agreed to provide under this agreement.

Management's Discussion and Analysis or Plan of Operation, page 14

2. We note your response to comment 2 and your revised disclosure in the first paragraph on page 15. Also, we note that you continue to disclose that you "have generated sufficient revenue to date." Please revise to disclose how you determined that the $2,300 of revenue generated as of the date of this prospectus is sufficient.

3. We note that the disclosure referenced above is inconsistent with your disclosure in the third paragraph on page 17 and the fifth paragraph on page 18 that indicate that you have not generated any sufficient revenues. Please revise as appropriate to correct this inconsistency.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Mont E. Tanner
        Attorney at Law